Operating Agreement
of
Yolo Rum, LLC
A Colorado Limited Liability Company

Effective as of March 5th, 2018

THIS OPERATING AGREEMENT OF YOLO RUM, LLC (this "**Agreement**") is made and entered into effective as of the 5th day of March, 2018, between the Members of YOLO RUM, LLC, a Colorado limited liability company (the "**Company**"), and any other Person who subsequently agrees to be bound by the terms of this Agreement.

I   DEFINITIONS.

The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided herein):

1.1   *"Acceptance Notice"* has the meaning set forth in <u>Section 11.4(b)</u>.

1.2   *"Act"* means the Colorado Limited Liability Company Act, Article 80 of Title 7, C.R.S., and any successor statute thereto, as amended from time to time.

1.3   *"Adjusted Capital Account Deficit"* means, with respect to any Unitholder, the deficit balance, if any, in such Unitholder's Capital Account as of the end of the relevant Fiscal Year after giving effect to the following adjustments:

> (a)   Credit to such Capital Account any amounts that such Unitholder is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Regulations sections 1.704-2(g)(1) and 1.704-2(i)(5); and

> (b)   Debit to such Capital Account the items described in Regulations sections 1.704-1(b)(2)(ii)(*d*)(*4*), 1.704-1(b)(2)(ii)(*d*)(*5*) and 1.704-1(b)(2)(ii)(*d*)(*6*).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulations section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

1.4   *"Affiliate"* means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with such Person. For purposes of this definition, the term "control," shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and/or policies of a Person, whether through the ownership of voting securities, by reason of management authority, by contract, or otherwise.

1.5   *"Agreement"* means this Operating Agreement of Yolo Rum, LLC.

1.6   *"Article"* or *"Section"* when capitalized means an Article or Section of this Agreement unless the context otherwise requires.

1.7   *"Articles of Organization"* means the articles of organization of the Company, as amended from time to time.

1.8 *"Bankruptcy"* means, with respect to any Person, a "Voluntary Bankruptcy" or an "Involuntary Bankruptcy." A "Voluntary Bankruptcy" means, with respect to any Person, (a) an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors, (b) the filing of any petition or answer by such Person seeking to adjudicate itself as bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian or other similar official for such Person or for any substantial part of its property, or (c) action taken by such Person to authorize any of the actions set forth above. An "Involuntary Bankruptcy" means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or other similar relief under any present or future bankruptcy, insolvency or similar statute, law or regulation, or the filing of any such petition against such Person, which petition shall not be dismissed within ninety (90) days, or without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person, which order shall not be dismissed within ninety (90) days.

1.9 *"Business"* has the meaning set forth in <u>Section 2.5</u>.

1.10 *"Capital Account"* means, with respect to any Unitholder, the capital account maintained for such Unitholder in accordance with the following provisions:

(a) To each Unitholder's Capital Account there shall be credited the amount of money contributed by such Unitholder to the Company, the Gross Asset Value of any other property contributed by such Unitholder to the Company, such Unitholder's distributive share of Profits and any items in the nature of income or gain which are specially allocated to such Unitholder, and the amount of any Company liabilities assumed by such Unitholder, or which are secured by any Company property distributed to such Unitholder.

(b) To each Unitholder's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Company property distributed to such Unitholder pursuant to any provision of this Agreement, such Unitholder's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated to such Unitholder, and the amount of any liabilities of such Unitholder assumed by the Company or which are secured by any property contributed by such Unitholder to the Company.

(c) In the event Units are Transferred and the transferee becomes the owner of such Units, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to such Units.

(d) Capital Accounts shall otherwise be maintained as provided elsewhere in this Agreement and in Regulations section 1.704-1(b)(2)(iv).

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations section 1.704-1(b)(2)(iv) and shall be interpreted and applied in a manner consistent with such Regulations. In the event any of the provisions of this Agreement relating to the maintenance of Capital Accounts are deemed to be inconsistent with the requirements of Regulations section 1.704-1(b)(2)(iv), the manner in which the Capital Accounts are maintained may be modified to comply with such Regulations section, provided that such modification does not materially affect the amount distributable to any Unitholder under the provisions of this Agreement relating to the dissolution of the Company.

1.11 *"Capital Contribution"* means, with respect to any Unitholder, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company by such Unitholder net of any liabilities of such Unitholder assumed by the Company or which are secured by any property contributed by such Unitholder to the Company.

1.12 *"Class A Unitholder"* means a Person who holds Class A Units of the Company.

1.13 *"Class B Unitholder"* means a Person who holds Class B Units of the Company.

1.14 *"Code"* means the Internal Revenue Code of 1986, as amended from time to time, or any successor statute. Any reference to a specific section of the Code shall be deemed to include a reference to any corresponding provision of any successor statute.

1.15 *"Company"* has the meaning set forth in the first paragraph of this Agreement.

1.16 *"Controlling Members"* has the meaning set forth in Section 11.5.

1.17 *"Deadlock"* has the meaning set forth in Section 5.9.

1.18 *"Deemed Purchase"* has the meaning set forth in Section 11.6(a).

1.19 *"Defaulting Unitholder"* has the meaning set forth in Section 11.6(b).

1.20 *"Drag Along Right"* has the meaning set forth in Section 11.5(b).

1.21 *"Electing Members"* has the meaning set forth in Section 11.4(a).

1.22 *"Election Notice"* has the meaning set forth in Section 12.1.

1.23 *"Event of Dissolution"* has the meaning set forth in Section 14.1.

1.24 *"Event of Withdrawal"* has the meaning given such term in Section 13.1.

1.25 *"Excess Offered Units"* has the meaning set forth in <u>Section 11.4(c)(ii)</u>.

1.26 *"Fiscal Year"* means the Company's fiscal year, which shall be the calendar year.

1.27 *"Founder Manager"* has the meaning set forth in <u>Section 5.1(a)</u>.

1.28 *"Founding Members"* means shall mean Yolo, Ltd. or any partnership, corporation, trust, limited liability company, or other entity wholly-owned to which it may subsequently transfer his Units.

1.29 *"Gross Asset Value"* means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

      (a)   The initial Gross Asset Value of any asset contributed by a Unitholder to the Company shall be the gross fair market value of such asset;

      (b)   The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values (i) in connection with an acquisition of an interest in the Company by any new or existing Unitholder in exchange for more than a *de minimis* Capital Contribution, (ii) in connection with the liquidation of the Company or a distribution by the Company to a Unitholder of more than a *de minimis* amount of Company property as consideration for an interest in the Company or (iii) in connection with the grant of more than a *de minimis* interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Unitholder acting in a Unitholder capacity, or by a new Unitholder acting in a Unitholder capacity or in anticipation of being a Unitholder, provided, however, that the foregoing adjustments shall be made only if they are necessary or appropriate to reflect the relative economic interests of the Unitholders in the Company;

      (c)   The Gross Asset Value of any Company asset distributed to any Unitholder shall be adjusted to equal the gross fair market value of such asset on the date of distribution;

      (d)   The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code section 734(b) or Code section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulation section 1.704-1(b)(2)(iv)(*m*); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection to the extent that an adjustment is required pursuant to subsection (b) above in connection with a transaction that would otherwise result in an adjustment under this subsection (d);

(e)   The Gross Asset Value of any Company asset shall be adjusted to reflect any cost recovery deductions claimed with respect to such asset as described in the definition of "Profits" and "Losses."

1.30 *"Immediate Family"* means, with respect to any individual Unitholder, the spouse, lineal descendants (including adopted children), and spouses of the lineal descendants of such Unitholder.

1.31 *"Majority in Interest of the Members"* means Members who have more than fifty percent (50%) of the voting power of all Members entitled to vote on the issue.

1.32 *"Managers"* means the Managers of the Company. So long as there is a single Manager of the Company, any reference to "Managers" in this Agreement (or any plural pronouns referring to the Managers) shall be understood to refer to the sole Manager.

1.33 *"Member"* means each Person listed on Schedule A as an initial Member and each other Person who is admitted as a Member pursuant to the terms and conditions of this Agreement. A Person must be a Unitholder to be a Member.

1.34 *"Minority Members"* has the meaning set forth in Section 11.5.

1.35 *"Offerees"* has the meaning set forth in Section 11.6(a).

1.36 *"Offer Notice"* has the meaning set forth in Section 11.4(a).

1.37 *"Offer Terms"* has the meaning set forth in Section 11.5.

1.38 *"Offered Units"* has the meaning set forth in Section 11.4(a).

1.39 *"Offering Period"* has the meaning set forth in Section 11.6(a).

1.40 *"Offering Terms"* has the meaning set forth in Section 6.1(d).

1.41 *"Offering Unitholder"* has the meaning set forth in Section 11.6(a).

1.42 *"Offeror"* has the meaning set forth in Section 11.4(a).

1.43 *"Participation Notice"* has the meaning set forth in Section 6.1(d).

1.44 *"Permitted Transfer"* has the meaning set forth in Section 11.2.

1.45 *"Person"* means any individual, partnership, corporation, trust, limited liability company, or other entity.

1.46 *"Proceeding"* means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, or any appeal therefrom, or any inquiry or investigation that could lead thereto.

1.47 *"Pro Rata"* means in proportion to the relevant Unitholders' ownership of Units of any class, unless a specific class is specified.

1.48 *"Profits"* and *"Losses"* means, for each Fiscal Year or other period for which the Company is required to compute Profits, Losses or other items of Company income, gain, loss, or deduction, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this Section 1.48 shall be added to such taxable income or loss;

(b)   Any expenditures of the Company described in Code section 705(a)(2)(B) or treated as Code section 705(a)(2)(B) expenditures pursuant to Regulations section 1.704-1(b)(2)(iv)(*i*), and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.48 shall be subtracted from such taxable income or loss;

(c)   In the event the Gross Asset Value of any Company asset is adjusted as provided in subsections (b) or (c) of the definition of "Gross Asset Value," the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

(d)   Gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e)   If the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of a Fiscal Year, cost recovery deductions with respect to such asset shall be computed by reference to the asset's Gross Asset Value using the same method as is used to compute cost recovery deductions for federal income tax purposes, provided, however, that if the adjusted basis for federal income tax purposes of the asset at the beginning of such Fiscal Year is zero, cost recovery deductions shall be computed by reference to the asset's Gross Asset Value using any reasonable method;

(f) Notwithstanding any other provision of this Section 1.48, any items of income, gain, loss, or deduction which are specially allocated to a Unitholder shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss, or deduction available to be specially allocated under the provisions of this Agreement (if any) shall be determined by applying rules analogous to those set forth in Sections 1.48(a) through 1.48(e) above.

1.49 *"Put/Call Notice"* has the meaning set forth in Section 11.6(a).

1.50 *"Redemption Price"* has the meaning set forth in Section 14.3(a).

1.51 *"Regulations"* means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

1.52 *"Regulatory Allocations"* has the meaning set forth in Section 7.3.

1.53 *"Responding Unitholders"* has the meaning set forth in Section 12.1.

1.54 *"Selling Unitholders"* has the meaning set forth in Section 12.5.

1.55 *"Successor Trust"* has the meaning set forth in Section 11.2(b)(vi).

1.56 *"Super Majority in Interest of the Members"* means Members who have at least seventy-five percent (75%) of the voting power of all Members entitled to vote on the issue.

1.57 *"Suspended Distribution"* has the meaning set forth in Section 8.4.

1.58 *"Tag Along Right"* has the meaning set forth in Section 11.5(a).

1.59 *"Tax Distribution"* has the meaning set forth in Section 8.2(a).

1.60 *"Tie-Breaker"* has the meaning set forth in Section 5.9.

1.61 *"Transfer"* means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge, hypothecate, or otherwise dispose of.

1.62 *"Transfer Notice"* has the meaning set forth in Section 11.5.

1.63 *"Unit"* means an item of intangible personal property that gives the holder certain rights, and subjects the holder to certain restrictions and obligations, as set forth in this Agreement. Any reference to *"Unitholders"* in this Agreement shall be deemed a reference both to Unitholders who are Members and Unitholders who are not Members, but any reference to "Members" in this

Agreement shall be deemed a reference only to those Unitholders who are Members. The Company shall have Class A Units and Class B Units.

1.64 *"Unreturned Capital"* with respect to a Unitholder on any date shall be equal to (a) the aggregate Capital Contributions of such Unitholder as of such date, minus (b) the aggregate distributions made to such Unitholder pursuant to Section 8.1 as of such date.

1.65 *"Withdrawing Unitholder"* has the meaning given such term in Section 13.1.

II   THE COMPANY.

2.1   Formation. On March 5, 2017, the Company was organized as a Colorado limited liability company by the filing of Articles of Organization under and pursuant to the Act with the Secretary of State of the state of Colorado. The rights and liabilities of the Unitholders shall be determined pursuant to the Act and this Agreement. To the extent that the rights or obligations of any Unitholder are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control.

2.2   Name. The name of the Company is Yolo Rum, LLC, and all Company business shall be conducted in that name.

2.3   Term. The Company shall commence on the date the Articles of Organization are filed with the Secretary of State of the state of Colorado and shall continue in existence in accordance with the terms and provisions hereof.

2.4   Registered Agent; Principal Office in the United States; Other Offices. The registered agent of the Company in the state of Colorado shall be the initial registered agent named in the Articles of Organization or such other Person or Persons as the Managers may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at such place as the Managers may designate from time to time, and need not be in Colorado. The Company may have such other offices as the Managers may designate from time to time.

2.5   Purpose of the Company. The purpose of the Company shall be to engage in any lawful business or activity as the Members determine and in any and all activities incidental or related thereto (the "**Business**").

2.6   Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity, and no Unitholder shall have any ownership interest in such property in his individual name or right, and each Unitholder's interest in the Company shall be personal property for all purposes. Except as otherwise provided in this Agreement, the Company shall hold all of its real and personal property in the name of the Company and not in the name of any Manager or Unitholder.

2.7   Payments of Individual Obligations. The Company's credit and assets shall be used solely for the benefit of the Company, and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of any Unitholder.

III   GENERAL PROVISIONS RELATING TO MEMBERS AND OTHER UNITHOLDERS.

3.1   Members. The names, Units and Capital Contributions of the Unitholders are set forth on <u>Schedule A</u>. All of the Unitholders as of the date hereof are Members. In the event other Persons become Unitholders, their names, addresses, initial Capital Contributions, and Units shall be entered in the records of the Company.

3.2   Authority. Unless authorized to do so by this Agreement or by the Managers of the Company, no Unitholder of the Company, in his capacity as a Unitholder, shall have any power or authority to bind the Company in any way, to pledge its credit, or to render it liable for any purpose.

3.3   Limitation of Liability for Company Debts. Each Unitholder's liability for the debts and obligations of the Company shall be limited as set forth in the Act and other applicable law.

3.4   Priority and Return of Capital. Except as expressly provided herein, no Unitholder shall have priority over any other Unitholder, either as to the return of Capital Contributions or as to allocations or distributions; provided that this <u>Section 3.4</u> shall not apply to loans (as distinguished from Capital Contributions) that a Unitholder has made to the Company.

3.5   Competing Activities. Unitholders shall not engage or invest in, independently or with others, any business activity that is in direct competition with the Business; provided, however, that any Unitholder may own and manage essentially passive investments in publicly traded corporations that compete with the Business so long as the Unitholder does not collectively own more than two percent (2%) of the equity in such competing enterprises. Furthermore, the Unitholders shall not take or divert for their own account any business opportunity or prospective economic advantage of a character that could be taken by the Company without the consent of the Managers and/or without first presenting such opportunity to the Company; provided that, the Unitholders shall only be obligated to present an investment opportunity or prospective economic advantage to the Company if such opportunity is of the same or substantially similar business as the Business. Each Unitholder acknowledges that the other Unitholders and their Affiliates may participate in and/or own other businesses, including businesses that may compete for the Unitholders' time. Each Unitholder hereby waives any and all rights and claims which he may otherwise have against the other Unitholders and their Affiliates as a result of any of such activities.

3.6   Profits Interest. The Company may, from time to time, issue Units to individuals who provide key services to the Company. The Managers shall have the right to create, amend and/or waive the vesting schedule, if any, for the issuance of such Units. Moreover, the Managers shall have the right to fix the price that any Unitholder acquiring such Units pursuant to this Section 3.6 must pay for such Units. The award of any Units pursuant to this Section 3.6 shall be an award of a pure "profits interest" in the Company as that term is used in Revenue Procedure 93-27. Consequently, upon issuance of any Units, an adjustment will be made to the Gross Asset Value of the Company's assets and the Capital Accounts of the Unitholders pursuant to Sections 1.10, 1.28(b) and 1.46(c) to insure that no interest in capital is shifted to the recipient of such Units as a consequence of such award.

IV   MEETINGS OF, AND ACTIONS BY, MEMBERS.

4.1   Actions by Members. Except as otherwise provided herein, all actions required or permitted to be taken by the Members shall only be taken at a meeting held in accordance with the provisions of this Agreement. The affirmative vote of a Majority in Interest of the Members shall be the act of the Members unless the vote of a greater or lesser proportion or number is otherwise required by this Agreement. Members may participate in any meeting by conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation by such means in such meeting shall constitute attendance and presence in person at such meeting. Unless otherwise agreed by the Members, the Managers shall preside over all meetings of the Members.

4.2   Quorum. A Majority in Interest of the Members shall constitute a quorum at any meeting of Members. In the absence of a quorum at any such meeting, Members holding a majority of the voting power so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of Members whose absence would cause less than a quorum.

4.3   Annual and Regular Meetings. The Members may, but need not, hold annual or regular meetings.

4.4   Special Meetings. Special meetings of the Members, for any purpose or purposes, may be called by the Managers or by any Member or Members holding at least thirty-five percent (35%) of votes held by all Members entitled to vote at such meeting. The date, time and place of a special meeting of the Members shall be set by the Person or Persons calling such special meeting.

4.5   Place, Time, and Date of Meetings. The place, time, and date of all meetings shall be reasonable.

4.6   Notice of Meetings. The Person or Persons calling any meeting of the Members shall do so by written notice to each Member, which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the written notice of any meeting shall be given not less than two (2) days nor more than sixty (60) days before the date of the meeting to each Member entitled to vote at such meeting. In the event that notice is sent and any Member who receives the notice shall be unable to attend the meeting on the date selected, the Members shall confer and agree upon a date for the meeting.

4.7   Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. If a Member attends any meeting, such Member (a) waives objection to lack of notice or defective notice of such meeting unless the Member, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting; and (b) waives objection to consideration at such meeting of a particular matter not within the purpose or purposes described in the meeting notice unless the Member objects to considering the matter when it is presented.

4.8   Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, the date on which notice of the meeting is given shall be the record date for such determination of Members. For the purpose of determining who are Members entitled to take any other action, the Members may fix a date (which may not be prior to the date and time of the action for which the determination is made nor more than sixty (60) days thereafter) as the record date for the determination. A determination of who are Members entitled to be given notice of or to vote at a meeting of Members is effective for any adjournment of the meeting unless the Members fix a new record date, which they shall do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

4.9   Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Managers before or at the time of the meeting. All proxies shall be revocable. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

4.10   Voting Power. Each Member shall have one (1) vote for each Class A Unit held by the Member, determined as of the relevant record date.

4.11   Action Without a Meeting. Action required or permitted to be taken by the Members as a group may be taken without a meeting if the action is evidenced by one (1) or more written consents describing the action taken, signed by Members having enough aggregate votes

{02773211 / 1}

to approve such action at a meeting of the Members at which all Members are present, and delivered to the Company for inclusion in the minutes or for filing with the Company records. Action taken pursuant to this <u>Section 4.11</u> is effective when sufficient Members have signed the consent unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

V   MANAGEMENT OF THE COMPANY.

5.1   Management of the Company by Managers. The business and affairs of the Company shall be managed by one (1) or more Managers. Initially, the Company shall have one (1) Manager. However, the number of Managers of the Company may be increased from time to time by a Super Majority in Interests of the Members. For so long as the Founding Member holds any Units of the Company, the Founding Member shall have the right to appoint one (1) Manager (a "**Founder Manager**"). Initially, the Founder Manager shall be Yolo, Ltd., or its designee. Otherwise, any Manager of the Company shall be elected by a Majority in Interest of the Members.

5.2   Limitations on Management Authority. Notwithstanding anything in this Agreement to the contrary, no Manager and/or the Company shall have the power or authority to perform any of the following acts without the consent of a Majority in Interest of the Members:

(a)   Cause or permit the Company to engage in any activity that is not consistent with the purposes of the Company or do any act in contravention of this Agreement, except as required by applicable law;

(b)   Do any act in conflict with this Agreement or which would make it impossible to carry on the ordinary business of the Company, except as otherwise provided by this Agreement or required by applicable law;

(c)   Make any expenditure or series of related expenditures, incur or take property subject to any liability, or obligate the Company to make any payment or series of related payments, in an amount exceeding $100,000;

(d)   Mortgage or encumber any property of the Company to secure any debt in excess of $100,000;

(e)   Lend money to or guaranty or become surety for the obligations of any Person;

(f)   Compromise, settle, or confess judgment on any claim against or inuring to the benefit of the Company involving an amount in controversy in excess of $100,000;

(g)   Cause the Company to acquire any equity or debt securities of any Member or any of its Affiliates, or otherwise loan money to a Member, or any Affiliate of a Member;

(h)   Acquire any real property with a purchase price in excess of $250,000;

(i)   Sell, exchange or otherwise dispose of all or substantially all of the assets of the Company, or any single asset having a fair market value in excess of $100,000;

(j)   Initiate any legal action on behalf of the Company, except for collection of trade receivables arising in the ordinary course of business;

(k)   Cause the Company to be a party to a merger, consolidation, or reorganization;

(l)   Perform any act which would expose any Unitholder to unlimited liability for any debt or obligation of the Company; and/or

(m)   Cause the Company to make any distribution of cash or property to any Member or any Affiliate of a Member.

5.3   Term, Election, and Qualification of Managers. Each Manager shall hold office for such term as the Members may designate or until his successor shall have been elected and qualified. Except as otherwise set forth in Section 5.1, Managers shall be elected by the affirmative vote of a Majority in Interest of the Members pursuant to the provisions of Article IV. Cumulative voting for Managers shall not be permitted. The Managers may, but need not, be Members.

5.4   Resignation. Any Manager of the Company may resign at any time by giving written notice to the Company. The resignation of any Manager shall take effect upon receipt of notice thereof by the Company or at such later time as shall be specified in such notice. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

5.5   Removal. A Founder Manager may only be replaced by the Founding Member in accordance with Section 5.1. Otherwise, the Founder Manager may be removed with cause by the affirmative vote of the Founding Member. Otherwise, all or any lesser number of Managers may be removed at any time, with or without cause, at a meeting called expressly for that purpose, by the affirmative vote of a Majority in Interest of the Members. For the purposes of this Section 5.5, "cause" means (i) such Manager's breach of his or her fiduciary duties to the Company; (ii) any intentional engagement by such Manager in misconduct that is injurious to the reputation or business of the Company or that otherwise subjects the Company to material damages, liabilities, and/or third-party claims; (iii) the conviction of, indictment for (or its procedural equivalent), or the entering of a guilty or no contest plea with respect to a felony; (iv) the misappropriation (or attempted misappropriation) of the Company's funds or property or (v) such Manager's death or disability. Whether or not "cause" exists in each case shall be reasonably determined by the Members.

5.6   Vacancies. Any vacancy occurring for any reason in the group of Managers may be filled by the affirmative vote of a Majority in Interest of the Members. A Manager chosen to fill a vacancy shall serve the unexpired term of his or her predecessor in office. Any Manager's position to be filled by reason of an increase in the number of Managers shall be filled by the affirmative vote of a Majority in Interest of the Members. A Manager chosen to fill a position resulting from an increase in the number of Managers shall hold office for such term as the Majority in Interest of the Members may designate or until his successor has been elected and qualified.

5.7   Meetings of the Managers.

(a)   Except as otherwise provided herein, all actions required or permitted to be taken by the Managers shall only be taken at a meeting held in accordance with the provisions of this Agreement. If more than majority of the Managers are present at such meeting, such Managers shall constitute a quorum, and the affirmative vote of a majority of Managers present at such meeting shall be the act of the Managers, unless the vote of a greater or lesser proportion or number is otherwise required by this Agreement. Once a meeting is commenced with a quorum present, the meeting shall be deemed to have a quorum present and the Managers can continue to take any action until the meeting is adjourned. Managers may participate in any meeting by conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation by such means in such meaning shall constitute attendance and presence in person at such meeting.

(b)   In the absence of a quorum at any such meeting, the Managers present at such meeting may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if the adjournment is for more than sixty (60) days, a notice of the adjourned meeting shall be given to each Manager. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

(c)   The Managers may, but need not, hold annual or regular meetings at such time and places as they shall determine. Special meetings of the Managers may be called by any Manager upon reasonable notice to all Managers stating the purpose of the meeting and a reasonable place, time, and date for the meeting.

(d)   When any notice of a meeting is required to be given to any Manager, a waiver thereof in writing signed by the Manager entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. If a Manager attends any meeting, such Manager (i) waives objection to lack of notice or defective notice of such meeting unless the Manager, at the beginning of the meeting, objects to the holding of the meeting or the transacting of business at the meeting; and (ii) waives objection to consideration at such meeting of a particular matter not within the purpose or purposes described in the meeting notice unless the Manager objects to considering the matter when it is presented.

(e)   Each Manager shall have one (1) vote, which must be exercised by the Manager personally and not by proxy.

(f)   The Managers shall have the right, with the concurring vote of a Majority in Interest of the Members, to modify, supplement, or eliminate any of the foregoing rules relating to meetings of the Managers. In addition, the Managers may delegate to one (1) or more of their number the right and power to deal with any aspect of the Company's Business and/or take any action that the Managers are authorized to take, without the further consent of the other Managers.

5.8   Action Without a Meeting. Action required or permitted to be taken by the Managers as a group may be taken without a meeting if the action is evidenced by one (1) or more written consents describing the action taken, signed by Managers having enough aggregate votes to approve such action at a meeting of the Managers at which all Managers are present and delivered to the Company for inclusion in the minutes or for filing with the Company records. Action taken pursuant to this Section 5.8 is effective when the requisite number of Managers required to take such action have signed the consent unless the consent specifies a different effective date. The record date for determining Managers entitled to take action without a meeting shall be the date the first Manager signs a written consent.

5.9   Deadlock Procedures. In the event there is an even number of Managers and the Managers are equally divided on a material decision related to the business or affairs of the Company involving an amount in excess of $10,000 ("**Deadlock**"), then the disagreement shall be decided by a third party (the "**Tie-Breaker**"). The Tie Breaker shall be an individual person who is selected as follows: each Manager shall select one person who is not an employee of the Company, and those two people shall agree upon a third person who will individually make the tie-breaking decision. To the extent that the Tie-Breaker charges a fee, such as a professional arbitrator or mediator, the fee shall be paid by the Company. The decision of the Tie-Breaker shall be final and binding on the Managers and become the decision of the Company

5.10   Execution of Documents. Any document or instrument that has been approved by the Managers may be executed and delivered on behalf of the Company by any Manager.

5.11   Separate Operation of Company Business. The Managers shall cause the Company to conduct its business and operations separate and apart from that of any other Person, including, without limitation, (a) segregating Company assets and not allowing funds or other assets of the Company to be commingled with the funds or other assets of, held by, or registered in the name of, any other Person, (b) maintaining separate books and financial records of the Company, observing all Company procedures and formalities, and acting on behalf of the

Company only pursuant to this Agreement and applicable law, (c) causing the Company to pay its liabilities from assets of the Company, and (d) causing the Company to conduct its dealings with third parties in its own name and as a separate and independent entity.

5.12 Salaries and Reimbursements. The Managers shall be entitled to compensation for services rendered to the Company in the amounts to be determined by the Members from time to time. The Managers shall be reimbursed by the Company for any reasonable expenses incurred by them in the ordinary and proper conduct of the Company's business and affairs (including the winding up thereof) or the preservation of the Company's business or property.

5.13 Time Devoted; Other Activities. Each Manager shall be required to devote only such time to the affairs of the Company as such Manager reasonably determines is necessary to manage and operate the Company. The Managers and their officers, directors, shareholders, partners, members, managers, agents, employees, and Affiliates may engage or invest in, independently or with others, any business activity of any type or description, including, without limitation, those that might be the same as or similar to the Company's Business and that might be in direct or indirect competition with the Company. Further, neither the Company nor any Unitholder shall have any right in or to such other ventures or activities or to the income or proceeds derived therefrom by virtue of this Agreement or a Manager's status as a Manager. The Managers shall not be obligated to present any investment opportunity or prospective economic advantage to the Company, even if the opportunity is of the character that, if presented to the Company, could be taken by the Company. The Managers shall have the right to hold any investment opportunity or prospective economic advantage for their own account or to recommend such opportunity to Persons other than the Company or the Unitholders. Each Unitholder acknowledges that the Managers and their Affiliates may own and/or manage other businesses, including businesses that may compete with the Company and for the Managers' time. Each Unitholder hereby waives any and all rights and claims which he may otherwise have against the Managers and their officers, directors, shareholders, partners, members, managers, agents, employees, and Affiliates as a result of any of such activities.

5.14 Standards of Care.

(a) Each Manager owes the Company a duty of care in the conduct or winding up of the Company's business, which shall be limited to refraining from engaging in grossly negligent or reckless conduct, intentional misconduct, or a knowing violation of law.

(b) A Manager shall discharge the Manager's duties to the Company and exercise any rights consistent with the contractual obligation of good faith and fair dealing, which shall be strictly limited to mean honesty in fact in the conduct or transaction of the Company business. Such obligation of good faith and fair dealing shall not restrict the Managers in the exercise of any right or the performance of any obligation to the extent expressly allowed under this Agreement or at law or from taking any action because it would be in their self-interest but shall affect only the manner of performance of such rights and obligations to the extent not specified herein. The party alleging a breach of the obligation of good faith and fair dealing shall have the burden of proving such breach.

(c)   A Manager shall be entitled to rely on information, opinions, reports, or statements of the following Persons or groups unless he or she has knowledge concerning the matter in question that would cause such reliance to be unwarranted:

(i)   one (1) or more employees or other agents of the Company whom the Manager reasonably believes to be reliable and competent in the matters presented; and

(ii)   any attorney, public accountant, or other Person as to matters that the Manager reasonably believes to be within such Person's professional or expert competence.

(d)   A Manager does not violate a duty or obligation to the Company solely because the Manager's conduct furthers the Manager's own interest. Subject to Section 5.2, a Manager may lend money to, and transact other business with, the Company in accordance with the provisions of Section 9.6.

(e)   A Manager shall not be deemed to have breached a duty to the Company by entering into any transaction if either (i) the transaction is fair to the Company or (ii) a Majority in Interest of the Members (other than the Manager), knowing the material facts of the transaction and the Manager's interest, authorize, approve, or ratify the transaction.

(f)   To the extent that any act or transaction could otherwise be considered to violate a Manager's duty of loyalty to the Company or give rise to a related right or claim, all the Members shall be deemed to have authorized and ratified such act or transaction automatically without further action if the Manager engaging in such act or transaction has sent a notice to the Members outlining the material terms of the act or transaction and, within five (5) days after delivery of such notice, no more than forty-nine percent (49%) of the other Members have objected to the act or transaction by written notice delivered to all Members. Such authorization and ratification shall constitute waiver of any right to receive any income or profits from such act or transaction or otherwise to obtain any legal remedies with respect to an asserted violation of any duty to the Company arising therefrom.

A Manager shall not be liable to the Company or its Members for any action he or she takes or omits to take as a Manager, as the case may be, if, in connection with such action or omission, the Manager performed his or her duties in compliance with this Section 5.14.

5.15   Officers.

(a)   The Managers may, from time to time, designate one (1) or more individuals to be officers of the Company. No officer need be a resident of the state of Colorado, a

Unitholder, or a Manager. Any officers so designated shall have such authority and perform such duties as the Managers may, from time to time, delegate to them. The Managers may assign titles to particular officers. Unless the Managers decide otherwise, if the title is one commonly used for officers of a corporation formed under the General Corporation Laws of the state of Colorado (or any successor statute thereto), the assignment of such title shall constitute the delegation to such officer of the authority and duties that normally are associated with that office, subject to any specific delegation of authority and duties made to such officer by the Managers. Any number of offices may be held by the same individual.

(b)   Each officer shall hold office until his successor shall be duly designated and shall qualify, until his death, or until he shall resign or shall have been removed in the manner hereinafter provided.

(c)   Any officer may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Company. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any officer may be removed as such, either with or without cause, by the Managers or the Members whenever in their judgment the best interests of the Company will be served thereby; provided, however, that such removal shall be without prejudice to the contract rights, if any, of the individual so removed. Any vacancy occurring in any office of the Company may be filled by the Managers.

(d)   Each officer shall be subject to the same standards of care and restrictions as are applicable to the Managers.

VI   CAPITAL

6.1   Additional Capital.

(a) In the event that the Managers and a Majority in Interest of the Members determine that Company requires additional capital, such additional capital shall be raised by issuing additional Units, which may be in one (1) or more new classes, and which may have such designations, preferences, rights, and obligations as the Managers and a Majority in Interest of the Members may determine.

(b)   In the event that the Members and Managers elect to issue new Units, (i) this Agreement shall be deemed to be amended as may be necessary to reflect the designations, obligations, and rights of such Units and (ii) any Units having rights identical to those originally issued to the initial Members pursuant to this Agreement shall be referred to as "*Class A Units*" or "*Class B Units*" and Units carrying other rights shall be otherwise designated as the Managers determine.

(c)   Any purchaser of new or additional Units in accordance with this Section 6.1 shall be admitted to the Company as a Member, subject to the provisions of Section 12.2, and upon satisfaction of the terms of purchase of such Units.

(d)   If the Company proposes to issue new Units for cash, the Company shall give written notice to the Members at least five (5) days prior to the proposed issuance ("**Participation Notice**"). The Participation Notice shall specify the type and amount of Units the Company proposes to issue along with the price, terms, and closing date of such proposed issuance (the "**Offering Terms**"). The Participation Notice shall constitute a binding offer by the Company to each Member to purchase, on the Offering Terms, the Units described in the Participation Notice. Each Member may accept the offer to acquire the Units on the Offering Terms by delivering notice to the Company not later than five (5) days after of the delivery of the Participation Notice to such Member, which acceptance shall state the amount of Units that the Member wishes to acquire. If two (2) or more Members properly elect to exercise the foregoing preemptive rights in the aggregate for more than one hundred percent (100%) of the Units, then, in the absence of an agreement between them, such Members shall have the right to participate Pro Rata in the purchase of such Units. The closing of the proposed sale to the Members and to any third party (if the Members do not accept the entire proposed offering) shall be on the closing date and on the terms and conditions stipulated in the Participation Notice. If the proposed sale of such Units is not completed within six (6) months from the date of the Participation Notice, the Company may not issue such Units without again complying with this Section 6.1.

(e)   Notwithstanding the foregoing or anything herein to the contrary, only Class A Unitholders shall be permitted, in accordance with the procedures set forth in Section 6.1(d), to purchase any new Class A Units issued in accordance with Section 6.1(a).

6.2   No Obligation to Restore Negative or Deficit Capital Account Balances. Except as otherwise provided in the Act, no Unitholder shall have any liability to restore all or any portion of a negative or deficit balance in the Unitholder's Capital Account, and the negative or deficit balance of the Unitholder's Capital Account shall not be considered to be a debt owed by the Unitholder to the Company or to any other Person for any purpose whatsoever. This provision shall apply, without limitation, to a winding up, liquidation, and dissolution of the Company.

6.3   Interest On and Return of Capital Contributions. No Unitholder shall be entitled to interest on the Unitholder's Capital Contributions, except with the consent of the other Members or as provided by this Agreement. No Unitholder shall be entitled to a return of the Unitholder's Capital Contributions, as such, but only to such distributions as are provided for in this Agreement.

VII ALLOCATIONS.

7.1   General Allocation of Profits and Losses. Subject to the special allocations, limitations, and other provisions of this Article VII, in the event the Company is treated as a partnership for federal income tax purposes, the Profits and Losses of the Company will be allocated to and shared by the Unitholders Pro Rata.

7.2   Special Allocations Required by Tax Law. The Company shall make the following special allocations:

(a)   *Limitation on Allocation of Losses.* Notwithstanding any other provision of this Agreement, no allocation of Losses, or any item in the nature of expenses or losses shall be made to a Unitholder if such allocation would cause or increase an Adjusted Capital Account Deficit for such Unitholder. The amount otherwise allocable to a Unitholder but for the foregoing sentence shall instead be allocated to the other Unitholders in the manner, order, and priority set forth in this Agreement, subject again to the first sentence of this Section 7.2(a).

(b)   *Qualified Income Offset.* In the event a Unitholder receives any adjustments, allocations, or distributions described in Regulations sections 1.704-1(b)(2)(ii)(*d*)(*4*), (*5*), or (*6*) items of Company income and gain (consisting of a pro rata portion of each item of Company income, including gross income, and gain for such year) shall be specially allocated to that Unitholder in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any Adjusted Capital Account Deficit of that Unitholder as quickly as possible, provided that an allocation pursuant to this Section 7.2(b) shall be made only if and to the extent that the Unitholder would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been tentatively made as if this Section 7.2(b) were not in this Agreement. The provisions of this Section 7.2(b) are intended to comply with the requirements of Regulations section 1.704-1(b)(2)(ii)(*d*) and shall be interpreted consistently therewith.

(c)   *Special Provisions Applicable in the Event of Nonrecourse Borrowings.* Capitalized terms used in this Section 7.2(c) and not otherwise defined shall have the meaning given them in Regulations section 1.704-2.

(i)   *Nonrecourse Deductions.* Nonrecourse Deductions of the Company for any Fiscal Year or other period shall be allocated among the Unitholders Pro Rata.

(ii)   *Partner Nonrecourse Deductions.* Any Partner Nonrecourse Deductions for any Fiscal Year shall be specially allocated to the Unitholder who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Regulations section 1.704-2(i)(1).

(iii)   *Minimum Gain Chargeback.* Except as otherwise provided in Regulations section 1.704-2(f), notwithstanding any other provision of this Article VII, if there is a net decrease in Partnership Minimum Gain during any Company

Fiscal Year, each Unitholder shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Unitholder's share of the net decrease in Partnership Minimum Gain, determined in accordance with Regulations section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unitholder pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 7.1(c)(iii) is intended to comply with the minimum gain chargeback requirement in Regulations section 1.704-2(f) and shall be interpreted consistently therewith.

(iv)   *Partner Minimum Gain Chargeback.* Except as otherwise provided in Regulations section 1.704-2(i)(4), notwithstanding any other provision of this Article VII, if there is a net decrease in Partner Nonrecourse Debt Minimum Gain attributable to a Partner Nonrecourse Debt during any Company Fiscal Year, each Unitholder who has a share of the Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with section 1.704-2(i)(5) of the Regulations, shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Unitholder's share of the net decrease in Partner Nonrecourse Debt Minimum Gain attributable to such Partner Nonrecourse Debt, determined in accordance with Regulations section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Unitholder pursuant thereto. The items to be so allocated shall be determined in accordance with Regulations sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 7.1(c)(iv) is intended to comply with the minimum gain chargeback requirement in Regulations section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(v)   *Excess Nonrecourse Liabilities.* Solely for purposes of determining a Unitholder's proportionate share of the "*excess nonrecourse liabilities*" of the Company within the meaning of Regulations section 1.752-3(a)(3), the Unitholders' interests in Company Profits are Pro Rata.

(vi)   *Distributions.* To the extent permitted by Regulations section 1.704-2(h)(3), the Company shall endeavor to treat distributions of cash as having been made from the proceeds of a Nonrecourse Liability or a Partner Nonrecourse Liability only to the extent that such distributions would cause or increase an Adjusted Capital Account Deficit for any Unitholder.

(vii)   *Treatment of Minimum Gain.* If a Unitholder's share of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain will necessarily result in an eventual equivalent allocation of future taxable gain to the Unitholder for purposes of federal income taxation, such future taxable gain shall be treated as an allocation of current Profits under the provisions of Section 7.1 to such Unitholder and shall be taken into account in determining the amount of other Profits that are to be allocated to such Unitholder.

7.3 **Curative Allocations.** The allocations set forth in Section 7.2 (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Regulations. It is the intent of the Unitholders that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 7.3. Therefore, notwithstanding any other provision of this Article VII (other than the Regulatory Allocations), to the extent possible, offsetting special allocations of Company income, gain, loss, or deduction shall be made so that, after such offsetting allocations are made, each Unitholder's Capital Account balance is equal to the Capital Account balance such Unitholder would have had if the Regulatory Allocations were not part of this Agreement and all Company items were allocated pursuant to the other Sections of this Article VII. In making such offsetting allocations, any future Regulatory Allocations under Sections 7.2(c)(iii) and 7.2(c)(iv) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 7.2(c)(i) and 7.2(c)(ii) shall be taken into account.

7.4 **Allocation in the Event of a Change in Interest.** In the event that a Unitholder's interest in the Profits and Losses of the Company changes during any Fiscal Year, whether because of an initial or subsequent acquisition of Units, a Transfer of Units, a redemption of Units, or other reason, the Managers shall determine such Unitholder's distributive share of any item of income, gain, loss, deduction, or credit for such Fiscal Year by reference to this Agreement and by using any convention permitted by Code section 706 and the Regulations thereunder, provided, however, that in no event shall a new Unitholder be entitled to any retroactive allocation of income, gain, loss, deduction or credit.

7.5 **Tax Allocations: Code Section 704(c).**

(a)   In accordance with Code section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unitholders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value, using any method authorized by Regulations section 1.704-3 as determined by the Managers.

(b)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) of the definition of "*Gross Asset Value*," subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code section 704(c), using any method described in Regulations section 1.704-3 as determined by the Managers.

VIII DISTRIBUTIONS.

8.1   Distributions. The Managers shall distribute cash and property of the Company that the Managers, in the reasonable exercise of their discretion, believe is not required to meet the anticipated needs of the Company. Except as otherwise provided in this Agreement, non-liquidating distributions shall be made to the Unitholders on a Pro Rata basis.

8.2   Tax Distributions.

(a)   During each Fiscal Year of the Company, and in any event no later than March 31 of the following Fiscal Year, each Unitholder who has been allocated net taxable income of the Company (determined in accordance with Code section 703(a)) for such Fiscal Year shall be entitled to receive a cash distribution (or distributions) equal to his allocable share of such net taxable income multiplied by a percentage equal to the highest rate of tax imposed on individuals for federal income tax purposes for such Fiscal Year (without regard to alternative minimum taxes or tax surcharges), plus five percent (5%) (a "**Tax Distribution**"). Any Tax Distributions shall be deemed to be an advance distribution of amounts otherwise distributable to the Unitholders pursuant to Section 8.1, and will reduce the amounts that would subsequently otherwise be distributable to the Unitholders pursuant to Section 8.1 in the order distributions would otherwise have been made. The Company may distribute Tax Distributions in quarterly installments on an estimated basis prior to the end of a Fiscal Year, but if the amounts distributed by the Company to a Unitholder as estimated quarterly Tax Distributions exceed the greater of (a) the amount of Tax Distributions to which such Unitholder is entitled for such Fiscal Year, or (b) the total amount of distributions to which such Unitholder is otherwise entitled in such Fiscal Year, the Unitholder will, within fifteen (15) days after the tax return for such Fiscal Year is filed, return such excess to the Company, and such excess shall be treated as a distribution to such Unitholder pursuant to Section 8.1 until it is returned (or if for any reason such excess in not returned , then such excess shall be set off against any future distributions to which such Unitholder otherwise would be entitled).

(b)   Notwithstanding the provisions of Section 8.2, the Managers may suspend, withhold and/or cancel Tax Distributions to the Unitholders in the event that such Tax Distribution, in the sole and absolute discretion of the Managers, may likely cause the Company to breach any material agreement to which the Company is party, including without limitation any loan document or promissory note to the Company's primary commercial lender.

8.3   General Distribution Rules.

(a)   For purposes of determining the Unitholders entitled to receive a distribution, the date on which the Managers determine to make such distribution shall be the record date for such determination of Unitholders.

(b) All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any distribution shall be treated as amounts actually distributed to the Unitholders. The Managers are authorized to withhold from distributions, or with respect to allocations, to the Unitholders and to pay over to federal, state, or local government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, or local law and shall allocate such amounts to the Unitholders with respect to which such amount was withheld. In the event that the Company is obligated to withhold in respect of an allocation to a Member, and such withholding obligation is in excess of the amount otherwise distributable to such Member, such excess withholding obligation shall be treated as an interest-free loan to the Member by the Company. Such loan shall be repaid out of future distributions from the Company to the Member. If such distributions are insufficient to repay such loan, the Member shall be obligated to repay the remaining balance of such loan to the Company upon the Withdrawal of the Member or upon an Event of Dissolution of the Company, whichever comes first.

(c) Except as otherwise set forth in this Agreement, the Company shall not distribute any asset other than cash without the consent of a Majority in Interest of the Members.

(d) No distribution shall be made by the Company to the extent that, after giving effect to the distribution, the Company would not be able to pay its debts as they become due in the usual course of business or the liabilities of the Company would exceed the fair market value of the Company's assets.

(e) All distributions to the Unitholders are subject to set-off by the Company for any amount owed the Company by the Unitholder or any assignor of such Unitholder other than amounts owed by any Unitholder in the ordinary course of business operations with the Company.

8.4   Suspended Distributions. Notwithstanding any other provision of this Agreement, the cumulative distributions to any Unitholder during any Fiscal Year shall be limited to the maximum amount that can be distributed to such Unitholder without creating an Adjusted Capital Account Deficit (computed taking into account any allocations or reasonably anticipated allocations for the current Fiscal Year). Any distribution prevented by this Section 8.4 (a "**Suspended Distribution**") shall be set aside by the Company. All or a portion of any Suspended Distribution shall be made to the Unitholder to whom, but for this Section 8.4 the Suspended Distribution would have been made at the earliest possible time that such distribution can be made without violating the provisions of this Section 8.4. Suspended Distributions not distributed pursuant to the previous sentence prior to the dissolution of the Company pursuant to Section 14.1 hereof shall be treated as proceeds from the liquidation of the Company's assets and distributed to the Unitholders pursuant to Section 14.2 hereof.

IX ADMINISTRATIVE MATTERS.

9.1 Access to Information.

(a)   Subject to the restrictions set forth in this Section 9.1 and Section 9.2, any Member shall have the right to inspect and copy any written documents maintained by the Company, and any records maintained in electronic, magnetic, or other form that can be converted into written form within a reasonable time, containing or reflecting the following:

(i)   True and full information regarding the business and financial condition of the Company, including written resolutions and minutes, if any, of the Company;

(ii)   The Company's federal, state, and local income tax returns for each year;

(iii)   A current list of the name and last-known business, residential, or mailing address of each Member and Manager;

(iv)   A copy of the Articles of Organization and this Agreement, together with any amendments thereto;

(v)   True and full information regarding the amount of cash and a description and statement of the agreed value of any other property or services contributed by each Member and that each Member has agreed to contribute in the future, and the date on which each Member became a Member;

(vi)   Other information regarding the affairs of the Company as is just and reasonable.

(b)   The right of a Member to the documents and information described in Section 9.1(a), shall be subject to the following conditions:

(i)   A demand for documents and information shall be in writing, given with reasonable notice, and shall be for a purpose, described in the demand, related to the Member's interest as a Member;

(ii)   Inspection of any documents and information by a Member shall only be during normal business hours; and

(iii)   The Member shall bear any expense of producing and copying any such documents and information.

(c) Notwithstanding the foregoing, the Managers shall have the right to keep confidential from the Members, for such period of time as the Managers deem reasonable, any information which the Managers reasonably believe to be in the nature of trade secrets or other information the disclosure of which the Managers in good faith believe is not in the best interests of the Company or could damage the Company or its Business or which the Company is required by law or by agreement with a third party to keep confidential.

(d) Each Manager shall have the right to inspect and copy any documents or information described in Section 9.1(a) for a purpose reasonably related to the position of Manager.

9.2 Requirement of Confidentiality. Each Unitholder shall hold in strict confidence any confidential or proprietary information that it receives regarding the Company and that is clearly identified as confidential or proprietary, and shall not disclose it to any Person other than a Unitholder or a Manager except for disclosures: (i) compelled by law (but the Unitholder must notify the Company promptly of any request for that information, before disclosing it if practicable); (ii) to advisors or representatives of the Unitholder or Persons to which that Unitholder's Units may be Transferred as permitted by this Agreement, but only if the recipients have agreed to be bound by the provisions of this Section 9.2; or (iii) of information that the Unitholder also has received from a source independent of the Company; provided that the Unitholder reasonably believes that such source obtained the information without breach of any obligation of confidentiality. The Unitholders acknowledge that breach of the provisions of this Section 9.2 may cause irreparable injury to the Company for which monetary damages are inadequate, difficult to compute, or both. Accordingly, the Unitholders agree that the provisions of this Section 9.2 may be enforced by specific performance.

9.3 Returns and Elections.

(a) The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Unitholders within a reasonable time after the end of the Company's Fiscal Year.

(b) Upon request of the Company, every nonresident Unitholder of the state of Colorado (as defined for Colorado income tax purposes) shall provide to the Company any one (1) or more signed written agreements, at the times and in the forms prescribed by the Company, which the Company determines must be filed with the Colorado Department of Revenue.

(c) All elections permitted to be made by the Company under federal or state laws shall be made by the Managers in such manner as they deem appropriate and in the best interests of the Unitholders.

9.4   Tax Matters Partner. Yolo, Ltd., is hereby designated the "*tax matters partner*" as defined in section 6231(a)(7) of the Code and the "partnership representative" as defined in section 6223 of the Code.   The tax matters partner and/or partnership representative is authorized and required to represent the Company, at the Company's expense, in connection with all examinations of the Company's affairs by tax authorities, including resulting judicial and administrative proceedings, and to expend Company funds for professional services and costs associated therewith. The tax matters partner or the partnership representative, as applicable, shall inform the Members of all administrative and judicial proceedings pertaining to the determination of the Company's tax items and will provide the Members with copies of all notices received from the Internal Revenue Service regarding the commencement of a Company-level audit or a proposed adjustment of any of the Company's tax items. The tax matters partner or the partnership representative, as applicable, may extend the statute of limitations for assessment of tax deficiencies against the Members attributable to any adjustment of any tax item. The Company will reimburse the tax matters partner or the partnership representative, as applicable, for reasonable expenses properly incurred while acting within the scope of the authority of the tax matters partner or the partnership representative, as applicable.

9.5   Bank Accounts. Subject to all applicable laws and regulations, all Company cash not otherwise invested shall be deposited for the benefit of the Company in one (1) or more accounts of the Company maintained in such financial institutions as the Managers shall determine, and withdrawals shall be made only with the approval of the Managers or in the regular course of Company business, on such signature or signatures as the Managers may determine from time to time.

9.6   Transactions With Unitholders and Managers. To the extent permitted by applicable law and except as otherwise provided in this Agreement, the Managers are hereby authorized to purchase property from, sell property to, borrow money from, or otherwise deal with any Unitholder or Manager acting on its own behalf, or any Affiliate of any Unitholder or Manager, provided that any such purchase, sale, loan, or other transaction shall be made on terms and conditions which are no less favorable to the Company than if the sale, purchase, loan, or other transaction had been entered into with an independent third party.

X   INDEMNIFICATION.

10.1   Right to Indemnification. Subject to the limitations and conditions as provided in this Article X, each Person who was or is made a party or is threatened to be made a party to or is involved in any Proceeding by reason of the fact that such Person, or a Person of whom he is the legal representative,

      (a)   is or was a Unitholder, Manager, or officer of the Company, or

      (b)   is or was (while such Person, or the Person of whom he is the legal representative, was a Unitholder, Manager, or officer of the Company) serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise,

shall be indemnified by the Company to the fullest extent permitted by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements, and reasonable expenses (including, without limitation, attorneys' fees) actually incurred by such Person in connection with such Proceeding, provided, however, that such Person shall be entitled to indemnification only if any action or inaction by such Person giving rise to, or at issue in, such Proceeding was taken in a manner consistent with the standard of care described in Section 4. Indemnification under this Article X shall continue as to a Person who has ceased to serve in the capacity which initially entitled such Person to indemnity hereunder. The rights granted pursuant to this Article X shall be deemed contract rights, and no amendment, modification, or repeal of this Article X shall have the effect of limiting or denying any such rights with respect to actions taken or Proceedings arising prior to any such amendment, modification, or repeal.

10.2   **Advance Payment.** The right to indemnification conferred in this Article X shall include the right to be paid or reimbursed by the Company reasonable expenses of the type entitled to be indemnified under Section 10.1 incurred by a Person indemnified under Section 10.1 who is, or is threatened to be made, a named defendant or respondent in a Proceeding. Such payment or reimbursement may be made in advance of the final disposition of the Proceeding and without any determination as to the Person's ultimate entitlement to indemnification, provided that such Person delivers to the Company a written affirmation of his good faith belief that he has met the standard of conduct necessary for indemnification under this Article X and a written undertaking, by or on behalf of such Person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified Person is not entitled to be indemnified under this Article X or otherwise.

10.3   **Indemnification of Employees and Agents.** The Company may indemnify and advance expenses to an employee or agent of the Company to the same extent and subject to the same conditions under which it may indemnify and advance expenses to Unitholders, Managers, or officers under this Article X; and the Company may indemnify and advance expenses to Persons who are not or were not Unitholders, officers, employees, or agents of the Company but who are or were serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a Person to the same extent that it may indemnify and advance expenses to Unitholders, Managers, and officers under this Article X.

10.4   **Appearance as a Witness.** Notwithstanding any other provision of this Article X, the Company may pay or reimburse expenses incurred by a Unitholder, Manager, or officer in connection with his appearance as a witness or other participation in a Proceeding at a time when he is not a named defendant or respondent in the Proceeding.

10.5 Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article X shall not be exclusive of any other right which a Unitholder, Manager, officer, or other Person indemnified pursuant to Section 10.3 may have or hereafter acquire under any law (common or statutory), provision of the Articles of Organization or this Agreement, agreement, vote of Members, or otherwise.

10.6 Insurance. The Company may purchase and maintain insurance, at its expense, to protect itself, its Unitholders, Managers, officers, and any Person who is or was serving as an employee or agent of the Company or is or was serving at the request of the Company as a manager, director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic limited liability company, corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan, or other enterprise against any expense, liability, or loss, whether or not the Company would have the power to indemnify such Person against such expense, liability, or loss under this Article X.

10.7 Savings Clause. If this Article X or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company nevertheless shall indemnify and hold harmless each Unitholder, Manager, officer or any other Person indemnified pursuant to this Article X as to costs, charges, expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement with respect to any action, suit, or proceeding, whether civil, criminal, administrative, or investigative, to the full extent permitted by any applicable portion of this Article X that shall not have been invalidated and to the fullest extent permitted by applicable law.

XI TRANSFER OF INTERESTS.

11.1 General. Except as otherwise permitted or required by this Agreement a Unitholder shall not have the right or power to Transfer all or any part of his Units. In the event of a Transfer of Units, the transferee in all cases shall be bound by the terms of this Agreement.

11.2 Permitted Transfers.

(a) Subject to the conditions and restrictions set forth in Section 11.3 hereof, a Unitholder may at any time Transfer all or any portion of its Units with the express written consent of the Managers, which consent may be withheld, or conditionally or unconditionally granted, as they shall determine in their absolute discretion.

(b) Subject to the conditions and restrictions set forth in Section 11.3 hereof, a Unitholder may at any time Transfer all or any portion of its Units:

(i) Pursuant to the terms of Section 11.4;

(ii)   To a Unitholder;

(iii)   To any members of such Unitholder's Immediate Family;

(iv)   To a partnership, corporation, trust, limited liability company, or other legal entity, a majority of which is and shall at all times remain owned and controlled by such Unitholder;

(v)   To a trust the current beneficiaries of which are solely the Unitholder or members of the Unitholder's Immediate Family, provided, however, that if any of the current beneficiaries are not the Unitholder or members of the Unitholder's Immediate Family, the trust shall be deemed to have withdrawn from the Company;

(vi)   To the estate of the Unitholder, provided that under the terms of the estate the Units pass to, or are held for the benefit of, Persons to whom Units may have been Transferred directly by the Unitholder under foregoing paragraphs of this Section 11.2; or

(vii)   To a trust, if the Unitholder making such Transfer is a trust (the "**Successor Trust**"), the current beneficiaries of which are solely the current beneficiaries of the Unitholder making such Transfer so long as the provisions of the Successor Trust are substantially similar to provisions of the Unitholder making such Transfer.

Any such Transfer described in this Section 11.2 is referred to in this Agreement as a "*Permitted Transfer*."

   11.3   Conditions to Permitted Transfers. A Transfer shall not be treated as a Permitted Transfer under Section 11.2 hereof unless and until the following conditions are satisfied; provided, however, that any such conditions may be waived in writing by the Company:

(a)   The transferor and transferee shall execute and deliver to the Company such documents and instruments of conveyance as the Managers may reasonably require to effect or confirm such Transfer and to confirm the agreement of the transferee to be bound by the provisions of this Agreement. In all cases, the Company shall be reimbursed by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer including reasonable attorneys' fees.

(b)   Except in the case of a Transfer involuntarily by operation of law, the Transfer will not cause the Company to terminate for federal income tax purposes.

(c)   The transferor and transferee shall furnish the Company with the transferee's taxpayer identification number and any other information reasonably necessary to permit the Company to file all required federal, state, and local tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any Transferred Units until it has received such information.

(d)   Except in the case of a Transfer of Units involuntarily by operation of law, either (i) such Units shall be registered under the Securities Act of 1933, as amended, and any applicable state securities laws, or (ii) the transferor shall provide an opinion of counsel, at transferor's expense, which opinion and counsel shall be satisfactory to the Company, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

11.4   Right of First Offer.

(a)   *Offer to Other Members.* Except as provided for in Section 11.2, and subject to Section 11.6, prior to any proposed voluntary Transfer of any Units, a Unitholder (the "**Offeror**") must deliver a written notice of intent to sell some or all of the Unitholder's Units (the "**Offer Notice**" and the "**Offered Units**") to all the Members other than such Unitholder (the "**Electing Members**"). The Offer Notice shall include an express offer to sell a specific number of Offered Units to the Electing Members at a price and on terms and conditions determined by the Offeror and specified in the Offer Notice.

(b)   *Acceptance or Rejection of the Offer.* Following effective delivery of the Offer Notice, the Electing Members shall have the right to purchase, in the aggregate, all, but not less than all, of the Offered Units on the terms and conditions set forth in the Offer Notice. An election to purchase shall be effective only if contained in a written notice to the Offeror (an "**Acceptance Notice**") meeting the following requirements: (i) it is delivered not later than thirty (30) days following the effective date of the Offer Notice, (ii) it states the Electing Member sending the Acceptance Notice unconditionally agrees to purchase some or all of the Offered Units on the terms and conditions set forth in the Offer Notice, and (iii) it states the number of Offered Units the Electing Member wishes to purchase. If the Offeror receives Acceptance Notices meeting the foregoing requirements and such Acceptance Notices, in the aggregate, provide for the purchase of all, but not less than all, of the Offered Units, the offer described in the Offer Notice shall be deemed to have been accepted, and the provisions of Section 11.4(c) shall apply. If the Offeror does not receive Acceptance Notices meeting the foregoing requirements for all of the Offered Units, the offer described in the Offer Notice shall be deemed to have been rejected, and the provisions of Section 11.4(d) shall apply.

(c)   In the event that the offer in the Offer Notice is accepted, the closing of such purchase and sale of the Offered Units shall be held at the Company's principal place of business sixty (60) days following the date of the Offer Notice or at such other time and place as the parties may mutually agree in writing. At the closing, Electing Members purchasing the Offered Units shall deliver the consideration for the Offered Units in accordance with the terms of the Offer Notice, and the Offeror will assign to the Electing Members the Offered Units free and clear of all liens, claims, and encumbrances, with full warranty of title.

(i)   At the closing, each Electing Member sending an effective Acceptance Notice shall have the right and obligation to purchase the number of Offered Units equal to his or her Pro Rata share (based upon all the Units owned by the Electing Members) of the Offered Units.

(ii)   In the event all of the Electing Members do not purchase their Pro Rata share of the Offered Units, then the Offered Units not purchased on a Pro Rata basis (the "**Excess Offered Units**") shall be purchased by the Electing Members as they may agree, or if they cannot agree, on a Pro Rata basis based upon the number of Units owned by such Electing Members who desire to purchase the Excess Offered Units.

(d)   *Sale to Third Party.* In the event that the offer described in the Offer Notice is not accepted in the manner provided in Section 11.4(b) or the Electing Members fail to purchase the Offered Units as provided in Section 11.4(d), the Offeror will be free, for a period of ninety (90) days after the later of thirty (30) days following the date of the Offer Notice or the closing date for Electing Members, to purchase the Offered Units if the Electing Members fail to close, to sell all, but not less than all, of the Offered Units to a third party for a price and on terms no more favorable (relative to the Electing Members) to the third party than those contained in the Offer Notice. If the Offered Units are not so sold within that ninety (90) day period, all rights to sell the Offered Units to a third party (without making another offer pursuant to this Section 11.4 will terminate, and the provisions of this Section 11.4 will continue to apply to any future voluntary Transfer of the Offered Units.

(e)   Notwithstanding the foregoing or anything herein to the contrary, in the event that the Offered Units are Class A Units, the Offeror shall only deliver the Offer Notice to Class A Unitholders and no Class B Unitholder shall have the right to purchase any such Offered Units in accordance with this Section 11.4.

11.5   **Tag Along; Drag Along**. In the event one (1) or more Members ("**Controlling Members**") intend to make a Transfer of Units representing a majority of the voting rights of the Company to a Person not a party to this Agreement, they shall give written notice of such proposed Transfer (the "**Transfer Notice**") to all other Members (the "**Minority Members**") setting forth the consideration to be received and other terms of such proposed Transfer (the "**Offer Terms**"), the name, address, and business or occupation of the Person to whom such Units would be Transferred (if known) and any other facts that are material to the proposed Transfer. The terms of Section 11.4 shall not apply to a Transfer described in the previous sentence. The following provisions shall then apply:

(a)   Each Minority Member shall then have the right, exercisable by written notice to the Controlling Members not later than ten (10) days following receipt of the Transfer Notice, to require the Controlling Members, as a condition of the proposed Transfer, to cause the acquisition of all (but not less than all) of the Units of the electing Minority Member on terms no less favorable than the Offer Terms (the "**Tag Along Right**").

(b)   In the event that all of the Minority Members do not exercise the tag along right described in Section 11.5(a), the Controlling Members shall have the right to require all of the Minority Members to Transfer all of their Units to the proposed transferee on terms no less favorable than the Offer Terms (the "**Drag Along Right**").

11.6   Mandatory Buy-Sell.

(a) In addition to the provisions set forth elsewhere in this Article XI, if any Class A Unitholder shall, at any time after the date hereof, desire either to sell all of such Class A Unitholder's Units in the Company, or purchase all of the Units in the Company of the remaining Unitholders, such Class A Unitholder (the "**Offering Unitholder**") shall give notice (the "**Put/Call Notice**") in writing to the other Unitholders ("**Offerees**") of such Offering Unitholder's intention, stating in the Put/Call Notice the price at which the Offering Unitholder is willing either to pay for all of such Units of Offerees or to accept for all of the Units of Offering Unitholder. The Offerees shall, within sixty (60) days from the date of their receipt of the Put/Call Notice (the "**Offering Period**"), elect either to sell all of their Units to the Offering Unitholder or to purchase all of such Units of the Offering Unitholder at the price specified in the Put/Call Notice and shall so notify the Offering Unitholder in writing of their election. If the Offerees, acting as a group, fail to make an election in writing within the Offering Period, then the Offering Unitholder shall, at its sole discretion, elect to either (i) sell all of its Units to the Offerees; or (ii) purchase all of the Units held by the Offerees upon the terms contained in the Put/Call Notice, and the Offering Unitholder shall so notify the Offerees in writing within ten (10) days after the expiration of the Offering Period. If the Offering Unitholder fails to make an election within the time provided, then the Offering Unitholder shall be deemed to have elected to purchase all the Units of the Offerees on the terms contained in the Put/Call Notice (the "**Deemed Purchase**"). In the event of a Deemed Purchase, each Offerees shall convey such Offeree's Units to the Offering Unitholder upon the payment of the purchase price, which shall occur within thirty (30) days of the Deemed Purchase. The selling Offerees shall thereupon retire from any office or position held in the Company, including as a Manager. The Offerees, if any of them elect to purchase the Offering Unitholder's Units in accordance with this Section 11.6(a), shall be entitled to do so on a Pro Rata basis, unless they otherwise agree.

(b) In the event that a Unitholder, regardless of whether such Unitholder is in the position of an Offering Unitholder or Offeree (a "**Defaulting Unitholder**"), fails to purchase the Units pursuant to Section 11.6(a), then (i) the Defaulting Unitholder shall have no rights as a Unitholder, Member or Manager; (ii) the selling Unitholder shall have all the rights and remedies to enforce payment of the unpaid purchase price authorized by law, including a separate action for damages or specific performance; provided, however, that before taking any remedial action to enforce payment, the selling Unitholder (or the selling Unitholder's successor-in-interest) shall deliver written notice of the default to the Defaulting Unitholder and, if the payment in default is paid in full within ten (10) days from the date such notice is delivered, the default will be deemed not to have occurred; (iii) the selling Unitholder shall have the right to proceed with the dissolution and winding up of the Company in accordance with Article XIV and to make distributions in such a fashion as to compensate the selling Unitholder for the purchase price in accordance with this Section 11.6; and (iv) the selling Unitholder shall have all other rights and remedies as set forth herein, or at law or in equity.

11.7   Prohibited Transfers. Any purported Transfer of Units that is not a Permitted Transfer and/or made in accordance with Section 11.4 above, shall be null and void and of no effect whatsoever. In the case of a Transfer or attempted Transfer of Units that is not a Permitted Transfer or made in accordance with Section 11.4 above, the parties engaging or attempting to engage in such Transfer shall be liable to indemnify and hold the Company and the other Unitholders harmless from all costs, liabilities, and damages that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and attorneys' fees and expenses) as a result of such Transfer or attempted Transfer and efforts to enforce the indemnity granted hereby. In the event that the Company is required to recognize a Transfer that is not a Permitted Transfer or made in accordance with Section 11.4 above, the transferee of the Transferred Units shall be only a Unitholder.

11.8   Rights of Unadmitted Transferee. A Person who acquires one (1) or more Units through a Permitted Transfer and/or in accordance with Section 11.4 above shall be only a Unitholder and shall not have any of the rights of a Member unless such Person is admitted as a Member pursuant to the provisions of Article XII.

11.9   Rights and Duties of Transferor. Any Unitholder who has Transferred all of its Units (regardless of whether such Transfer was a Permitted Transfer) shall automatically cease to have any rights it held as a Member in the Company (if any), shall be deemed to have withdrawn from the Company, and, if applicable, shall be deemed to have resigned as a Manager, provided, however, that if the Company is not required to recognize such Transfer, such Transferor shall continue to be treated as a mere Unitholder. In no event will any Transfer relieve any Unitholder of any obligation or duty imposed by this Agreement, without the express consent of the Managers.

11.10   Effective Date of Transfer. Any Transfer shall be deemed effective as of the last day of the calendar month in which the Transfer occurs.

XII   ADDITIONAL MEMBERS.

12.1   Admission of New Members. From the date of the formation of the Company, any Person acceptable to the Managers and a Majority in Interest of the Members may become a Member of the Company subject to the terms and conditions of this Agreement. No Person shall become a Member unless and until such Person has explicitly accepted, assumed, and agreed to be subject to and bound by all of the terms, obligations, and conditions of this Agreement, as the same may have been further amended.

12.2   Documentation of Admission. As a condition to the admission of a Person as an additional Member, the Managers may require the new Member to execute, acknowledge and deliver to the Company such certificates, representations, and documents and to perform all such other acts that the Managers may deem necessary or desirable to (a) constitute such Person as an additional Member; (b) confirm that the Person to be admitted as an additional Member has accepted, assumed and agreed to be subject and bound by all of the terms, obligations, and conditions of this Agreement, as the same may have been further amended; and (c) assure compliance with any applicable state and federal securities laws and regulations.

XIII WITHDRAWAL.

13.1   Withdrawal.

(a)   A Unitholder shall be deemed to have withdrawn from the Company upon (a) the resignation, Bankruptcy, death, termination of existence, dissolution and commencement of winding-up, incompetency (as determined by decree of a court of competent jurisdiction) or expulsion (by a Super Majority in Interest of the Members), (b) upon the reasonable determination of the Managers as set forth in Section 13.2 below, or (c) upon the occurrence of any other event that causes the Unitholder to be deemed to have withdrawn from the Company under the terms of this Agreement (each, an "**Event of Withdrawal**"). Notwithstanding the foregoing, in no event shall an Event of Withdrawal be deemed to have occurred merely by reason of a Permitted Transfer by a Unitholder or a Transfer made in accordance with Section 11.4 above. A Unitholder who has withdrawn from the Company is referred to herein as a "*Withdrawing Unitholder*."

13.2   Status as Holder of Withdrawing Unitholder's Units. Any holder of a Withdrawing Unitholder's Units (including, without limitation, a Member who withdraws and continues to own Units) shall be treated as a Unitholder unless admitted to the Company as a Member under the provisions of Article XIII. If a Withdrawing Unitholder is a Manager, he shall be deemed to have immediately resigned as a Manager.

13.3   Economic Consequence of Withdrawal. In the event any Unitholder withdraws, the following provisions shall apply:

(a)   Within one hundred and eighty (180) days following the date upon which the Company receives notice of an Event of Withdrawal, the Managers may elect to redeem all of the Units which were held by the Withdrawing Unitholder (regardless of the present owner of such Units), for an amount equal to the fair market value of the Withdrawing Unitholder's Units (the "**Redemption Price**"). The Redemption Price shall be determined in accordance with Generally Accepted Accounting Principles by the Company's regularly employed firm of certified public accountants or certified public accountants or qualified appraisers specifically engaged by the Managers for the purpose of determining the Redemption Price under this Section 13.3(a), which determination shall be binding on all parties provided it is reasonable and made in good faith. The Redemption Price shall account for customary minority and lack of marketability discounts in the discretion of the accountant or appraiser.

(b)   The amount due the Unitholder whose Units are to be acquired under the provisions of Section 13.3(a) shall be paid in four (4) semi-annual installments, with interest at a rate of the then-current prime interest rate plus one and one-half percent (1.5%) per annum, with the first such payment due on the last day of the sixth (6th) month following the Event of Withdrawal. In the event that the Company is subsequently dissolved pursuant to Section 14.1, all remaining amounts due to the Unitholder shall become due and payable upon the final distribution to the Company's Unitholders pursuant to Section 14.2.

XIV DISSOLUTION AND TERMINATION.

14.1   Dissolution. The Company shall be dissolved only upon the vote of a Super Majority in Interest of the Members or entry of a decree of judicial dissolution the Act (an "**Event of Dissolution**").

14.2   Winding Up, Liquidation, and Distribution of Property in Accordance With Capital Account Balances.

(a)   Following an Event of Dissolution, the Managers shall immediately proceed to wind up the affairs of the Company, sell or otherwise liquidate all of the Company property as promptly as practicable (except to the extent a Majority in Interest of the Members may determine to distribute any items of property to the Members in kind), and discharge, or provide for the discharge of, all liabilities of the Company, including liabilities pursuant to Section 13.3(b). If items of property are to be distributed in kind, the fair market value of such items as of the date of dissolution shall be determined by the Managers, which determination shall be binding if reasonable and made in good faith. Such items shall be deemed to have been sold as of the date of dissolution for their fair market value, and the Capital Accounts of the Unitholders shall be adjusted to reflect any Profit or Loss from such deemed sale.

(b)   Subject to Section 14.2(c), an amount equal to the positive balance of each Unitholder's Capital Account, as determined after taking into account all Capital Account adjustments for the Company's Fiscal Year during which the liquidation occurs, shall be distributed to the Unitholders, with property distributed in kind valued for this purpose at its fair market value and taking into account any liabilities of the Company assumed by the

Unitholder or that encumber property distributed to the Unitholder. Distributions to the Unitholders shall be made within the time limits prescribed by Regulations section 1.704-1(b)(2)(ii)(*b*)(*2*). If any Unitholder has a deficit balance in his Capital Account, such Unitholder shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or any other Person for any purpose.

(c)   In the discretion of the Managers, a pro rata portion of the distributions that would otherwise be made to the Unitholders pursuant to Section 14.2(b) may be:

(i)   Distributed to a trust established for the benefit of the Unitholders for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company. The assets of any such trust shall be distributed to the Unitholders from time to time, in the reasonable discretion of the Managers, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Unitholders pursuant to Section 14.2(b) hereof; or

(ii)   Withheld to provide a reasonable reserve for Company liabilities (contingent or otherwise) and to reflect the unrealized portion of any installment obligations owed to the Company, provided that such withheld amounts shall be distributed to the Unitholders as soon as practicable.

14.3   Statement of Dissolution. When all debts, liabilities, and obligations of the Company have been paid and discharged or adequate provision has been made therefore and all of the remaining property and assets have been distributed to the Unitholders, the appropriate representative of the Company shall execute and file a Statement of Dissolution in such form as shall be prescribed by the Secretary of State of the state of Colorado and file same with the office of the Secretary of State of the state of Colorado.

14.4   Rights of Unitholders. Except as otherwise provided in this Agreement, upon the dissolution and winding up of the Company, (a) each Unitholder shall look solely to the assets of the Company for the return of his Capital Contribution and shall have no right or power to demand or receive property other than cash from the Company, and (b) unless otherwise expressly provided herein, no Unitholder (other than in its capacity as a creditor of the Company) shall have priority over any other Unitholder as to the return of his Capital Contributions, distributions, or allocations.

XV   ARBITRATION.

15.1   Submission to Arbitration. The Unitholders hereby submit all controversies, claims and matters of difference regarding this Agreement or the business and affairs of the Company to arbitration in Denver, Colorado, according to the rules and practices of The American Arbitration Association from time to time in force. This submission and agreement to arbitrate shall be specifically enforceable. Arbitration may proceed in the absence of any party if notice of the proceedings has been given to such party. If and to the extent that the issue to be arbitrated is the fair market value of any asset or thing, such arbitration shall be conducted as "*baseball arbitration*" in which each party shall propose a value for the asset or thing in question and the arbitrator selects from the values so proposed the one that the arbitrator concludes is closest to the fair market value of such asset or thing. All awards rendered in such proceedings shall be final and binding on all parties to the extent and in the manner provided by the Colorado Rules of Civil Procedure. All awards may be filed with the clerk of one (1) or more courts, state or federal, having jurisdiction over the party against whom such award is rendered or his property as a basis of judgment and of the issuance of execution for its collection. No party shall be considered in default hereunder during the pendency of arbitration proceedings relating to such default.

XVI GENERAL PROVISIONS.

16.1 No Third Party Beneficiaries. This Agreement creates no rights benefiting third Persons, and no third Person shall have any right to enforce any provision hereof except as may be specifically provided herein. Without limiting the generality of the preceding sentence, none of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor of the Company.

16.2 Legal Representation. The Members and Unitholders agree that the law firm of Messner Reeves LLP represents only Yolo Rum, LLC in connection with this Agreement, and has not offered any Member or Unitholder or other person any advice regarding the advisability of entering into this Agreement. Each person executing this Agreement or becoming a Unitholder further acknowledges and agrees that such person:

(a) Has been advised to retain independent legal, tax and accounting advice of their own choosing for purposes of representing their individual interests with respect to the subject matter hereof;

(b) Has been given reasonable time and opportunity to obtain such advice; and

(c) Has obtained such independent advice as they have deemed necessary and appropriate in the circumstances at his or her own expense without expecting the Company to reimburse such person for such fees or other expenses.

16.3 Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents provided for or permitted to be given under this Agreement must be in writing and must be given (a) by depositing that writing in the United States mail, postage prepaid, (b) by delivering that writing to the recipient in person or by courier, (c) by depositing that writing with a nationally recognized overnight courier, or (d) by facsimile transmission. A notice, request, or consent given under this Agreement is effective only on proof of receipt by the Person to receive it, unless mailed, in which case it shall be effective and deemed delivered three (3) days after being deposited in the United States mail. All notices, requests, and consents to be sent to a Unitholder must be sent to or made at the address reflected for that Unitholder on the Company's books, which

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address may be changed from time to time as that Unitholder may specify by written notice to the Company. All notices, requests, or consents to be sent to the Company must be sent to the Company's principal place of business or, if the Company has no principal place of business, to its registered office addressed to its registered agent. Whenever any notice is required to be given, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. If three (3) successive notices mailed to the last-known address of any Unitholder are returned as undeliverable, no further notices to such Unitholder shall be necessary until another address for such Unitholder is made known to the Company in writing.

16.4   Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

16.5   Construction. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof. The words "*herein,*" "*hereof,*" and "*hereunder,*" when used in this Agreement, refer to this Agreement in its entirety. The word "*include*" and its derivatives mean by way of example and not by way of exclusion or limitation. Words in the singular include the plural and words in the plural, include the singular, according to the requirements of the context. Words importing a gender include all genders.

16.6   Waiver.

(a)   A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations under this Agreement shall not be construed as a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person under this Agreement. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default under this Agreement, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute of limitations period has run.

(b)   Each Unitholder irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

16.7   Amendment or Modification. Subject to Section 6.1 above, this Agreement may be amended or modified from time to time only by a written instrument adopted, executed, and agreed to by a Super Majority in Interest of the Members, provided, however, that no amendment shall be effective against any Unitholder to the extent that it alters the interest of such Unitholder in the Profits, Losses, any item of income, gain, loss, deduction or credit, or distributions of the Company, or imposes any greater liability or obligation upon such Unitholder, unless the Unitholder affirmatively votes in favor of such amendment or consents to such amendment in writing.

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16.8   Governing Law. This agreement is governed by and shall be construed in accordance with the law of the state of Colorado, excluding any conflict-of-laws rule or principle that might refer the governance or the construction of this agreement to the law of another jurisdiction. In the event of a direct conflict between the provisions of this Agreement and (a) any provision of the Articles of Organization or (b) any mandatory provision of the Act, the applicable provision of the Articles of Organization or the Act shall control.

16.9   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Unitholder shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and those transactions.

16.10   Sole and Absolute Discretion. Except as otherwise provided in this Agreement, all actions which the Managers may take and all determinations which the Managers may make pursuant to this Agreement shall be taken and made at the sole and absolute discretion of the Managers.

16.11   Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative, and the use of any one (1) right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

16.12   Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

16.13   Heirs, Successors, and Assigns. Each and all of the covenants, terms, provisions, and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors, and assigns.

16.14   Indemnification. To the fullest extent permitted by law, each Unitholder shall indemnify the Company, each Manager, and each other Unitholder and hold them harmless from and against all losses, costs, liabilities, damages, and expenses (including, without limitation, costs of suit and attorneys' fees) they may incur on account of any breach by that Unitholder of this Agreement.

16.15   Notice to Unitholders of Provisions of this Agreement. BY EXECUTING THIS AGREEMENT, EACH UNITHOLDER ACKNOWLEDGES THAT IT HAS ACTUAL NOTICE OF (A) ALL OF THE PROVISIONS OF THIS AGREEMENT, INCLUDING, WITHOUT LIMITATION, THE RESTRICTIONS ON THE TRANSFER OF UNITS AND (B) ALL OF THE PROVISIONS OF THE ARTICLES OF ORGANIZATION. EACH UNITHOLDER HEREBY AGREES THAT THIS AGREEMENT CONSTITUTES ADEQUATE NOTICE OF ALL SUCH

PROVISIONS, AND EACH UNITHOLDER HEREBY WAIVES ANY REQUIREMENT THAT ANY FURTHER NOTICE THEREUNDER BE GIVEN.

16.16 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all signing parties had signed the same document. All counterparts shall be construed together and constitute the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members and Manager have adopted this Operating Agreement of Yolo Rum, LLC as of the date first written above.

MEMBERS: **MANAGER:**

Yolo, Ltd.   Yolo, Ltd.

By:_____   By: _____
Name: Philip Guerin   Name: Philip Guerin
Title: Manager   Title: Manager

_____
Christopher J. Adams, an individual

_____
Eric Swanson, an individual

_____
Samuel D. Hines, an individual

_____
James G. Popp, an individual

[Trust]

By:_____
Name:_____
Title:_____

Schedule A
to the
Operating Agreement of
Yolo Rum, LLC

Member's Name and Address	Capital Contribution	Class A Units	Class B Units	Percentage Membership Interest
Yolo, Ltd. 5612 East Colfax Ave. Denver, CO 80220	[•]	8,500,000 Class A Units	0 Class B Units	85%
Eric Swanson 5830 Commonwealth Ave. St. Petersburg, FL 33703	Services Rendered	0 Class A Units	100,000 Class B Units	1%
Christopher J. Adams 2905 Inca St. # 2005 Denver, CO 80202	Services Rendered	0 Class A Units	100,000 Class B Units	1%
Samuel D. Hines 1141 Kingston St. Aurora, CO 80010	Services Rendered	0 Class A Units	100,000 Class B Units	1%
James G. Popp 2327 Fulton St. Aurora, CO 80010	Services Rendered	0 Class A Units	100,000 Class B Units	1%
[TRUST]	Services Rendered	0 Class A Units	100,000 Class B Units	1%
[Outstanding Units]	[•]	0 Class A Units	1,000,000 Class B Units	10%
Total:	[•]	**8,500,000 Class A Units**	**1,500,000 Class B Units**	**100%**

Schedule A